REXAM SUPPL **PRESS RELEASE**

FILE NO 82-3

Rexam establishes key footholds in growing Indian packaging market

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that it has established key footholds in the growing Indian packaging market. It has formed a joint venture with a quoted Indian company, the Hindustan Tin Works (HTW), to start up a beverage can plant and has also signed an agreement to acquire Truepack, a pharmaceutical packaging company.

Beverage can joint venture

The joint venture with HTW, in which Rexam will have a majority stake, represents a cash investment by Rexam of some £7m. The beverage can plant, the first of its kind in India, is located near Mumbai. It is expected to commence production in the final quarter of 2006 focusing primarily on the beer market.

The Indian beverage market is forecast to grow at 6% pa over the next three years and represents an attractive growth opportunity for beverage cans driven by a fast growing young population and substantial middle-class growth allied to further urbanisation and a developing supermarket culture.

Pharmaceutical acquisition

Truepack is one of the leading manufacturers of primary packaging in plastics for the pharmaceutical industry in India. The total cash consideration is £5m, including borrowings assumed. The acquisition is subject to Indian regulatory approvals.

Truepack has one manufacturing site at Bangalore, where it produces eye, ear and oral dropper bottles, nasal spray bottles as well as tamper evident closure systems.

At the end of its financial year 31 March 2006, the company had sales of £2m, almost exclusively into the domestic market. It has recently been granted approvals by US authorities to export a number of its products into the US market.

Commenting, Lars Emilson, Rexam's Chief Executive, said: "These deals are further evidence of our strategy to extend our business into emerging markets. The Indian beverage market has strong growth characteristics, while Truepack, a well invested pharma-focused company with a good client base, gives us a foothold in India's fast growing pharmaceutical packaging market."

21 August 2006

Enquiries
Lars Emilson, Chief Executive — +44 20 7227 4100
David Robbie, Group Finance Director
Andrew Mills, Group Communications Director
Financial Dynamics
Richard Mo[illegible] — +44 20 7269 7291



dlw 8/30

more...

Editors' notes:

Rexam was advised by India Advisory Partners, London.

Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. We have some 25,500 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam has an ongoing turnover of approximately £3.4 billion and is a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's web site at www.rexam.com.